Exhibit 99.1

NETCLASS TECHNOLOGY INC. Announces Pricing of Initial Public Offering

SHANGHAI and HONG KONG, December 13, 2024 – NETCLASS TECHNOLOGY INC. (the “Company” or “NETCLASS”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, and Singapore, today announced the pricing of its initial public offering (the “Offering”) of 1,800,000 Class A ordinary shares at a public offering price of $5.00 per ordinary share, for total gross proceeds of $9,000,000, before deducting underwriting discounts, commissions, and other related expenses. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on December 13, 2024, under the ticker symbol “NTCL.”

The Company has granted the underwriters a 45-day option to purchase up to an additional 270,000 Class A ordinary shares at the initial public offering price, less underwriting discounts to cover over-allotments, if any.

The Offering is being conducted on a firm commitment basis. The Company intends to use the proceeds from the Offering for the courseware and online technology platform development, expansion of application development service and subscription services, marketing and brand building, along with working capital and general corporate purposes. The Offering is expected to close on or about December 16, 2024, subject to the satisfaction of customary closing conditions.

Newbridge Securities Corporation and Revere Securities, LLC (the “Underwriters”) are acting as Underwriters to the Offering. Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to Newbridge Securities Corporation, who is acting as the representative of the Underwriters in connection with the Offering.

A registration statement on Form F-1 (File No. 333-278224) was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on December 12, 2024. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering, when available, may be obtained from Newbridge Securities Corporation, Attention: Equity Syndicate Department, 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432, by email at syndicate@newbridgesecurities.com or by telephone at (877) 447-9625.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NETCLASS TECHNOLOGY INC.

NETCLASS TECHNOLOGY INC. is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, and Singapore, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC.

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global